

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2015

Via E-mail
Robert Crowl
Chief Financial Officer
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

  Re: PHH Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2014
    Filed February 27, 2015
    File No. 001-07797

Dear Mr. Crowl:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

December 31, 2014 Form 10-K

Mortgage Production Segment, page 33

1. Please revise future filings to more clearly describe the differences between fee-based closings and closings that are saleable to investors. For instance, explain when a closing is fee-based versus saleable to investors and why a fee-based closing is not saleable to investors. Also, provide a breakdown of fee-based closing by platform (PLS, retail, wholesale/correspondent) in your segment metrics on page 35. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Mortgage Servicing Segment, page 40

2. Please revise future filings to expand on why you believe there are lower risks in subservicing loans as opposed to owning the MSR asset. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Note 1. Summary of Significant Accounting Policies, page 80

3. We note your disclosure on page 89 that in the fourth quarter of 2013 you began selling MSR's to third parties and will have continuing involvement as a subservicer. Please revise future filings to disclose your accounting policies related to sales of servicing rights with a subservicing contract. Refer to the guidance in ASC 860-50-40-7. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Note 15. Stock-Related Matters, page 112

4. We note your disclosure here and on page 70 related to your accelerated share repurchase agreements. Please explain to us in more detail the terms of the agreement including the settlement alternatives. Please also tell us how you account for this transaction, including the impact on your EPS calculation, considering the guidance in ASC 505-30-25-5, ASC 260-10-55-89 and ASC 815-40. Please cite any other accounting literature relied upon and how you applied it to your situation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mike Volley at 202-551-3437 or me at 202-551-3423 if you have any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief